Exhibit 21.1

LIST OF SUBSIDIARIES OF PURECYCLE TECHNOLOGIES, INC.

(As of December 31, 2025)

Subsidiary	State of Jurisdiction Of Incorporation
PureCycle Technologies Holdings Corp.	Delaware
PureCycle Technologies LLC	Delaware
PureCycle Managed Services, LLC	Delaware
PCTO Holdco, LLC	Delaware
PureCycle: Ohio, LLC	Ohio
PureCycle Technologies Holdings II Corp.	Delaware
PureCycle Augusta, LLC	Delaware
PureCycle PreP, LLC	Delaware
PureCycle Belgium, BV	Belgium
PureCycle (Thailand) Company Limited	Thailand